FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Lambert, Benjamin, III   J.             December 1995
     904 North First Street
     Richmond, VA 23219            5. If Amendment, Date of Original
                                       (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Director
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                    _______
2.   Transaction Date                     _______
3.   Transaction Code                     _______
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _______
     (A) or (D)                           _______
     Price                                _______
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    _______
6.   Ownership Form:
     Direct (D) or Indirect (I)           _______
7.   Nature of Indirect Beneficial Ownership   _______

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         Stock Equivalent
2.   Conversion or Exercise Price of
       Derivative Security                (01)
3.   Transaction Date                     (01)
4.   Transaction Code                     J (01)
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)
     (A)                                  578.1943
     (D)
6.   Date Exercisable                     02/15/2004
     Expiration Date
7.   Title and Amont of Underlying Securities
     Title                                Common Stock
     Amount or Number of Shares           578.1943
8.   Price of Derivative Security         (01)
9.   Number of Derivative Securities
      Beneficially Owned at End of Year   980.9677
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)           D
11.  Nature of Indirect Beneficial Ownership   __________________


Explanation of Responses:

(01) Acquired pursuant to the Dominion Resources, Inc. Deferred Compensation Plan during 1995 at a range of prices between $35.5625 and $41.1875 per share in transactions exempt pursuant to old Rule 16b-3.

Benjamin J. Lambert, III
2/15/96